

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

December 17, 2008

Mr. John L. Stauch
Executive Vice President and Chief Financial Officer
Pentair, Inc.
5500 Wayzata Boulevard, Suite 800
Golden Valley, Minnesota 55416-1259

> **RE: Pentair, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 0-04689**

Dear Mr. Stauch:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief